Exhibit 4.6

Hartshorne Mining Group, LLC

Employment Agreement

This is an Employment Agreement (the “Agreement”) dated as of [•], between Hartshorne Mining Group, LLC (the “Company”), a Delaware limited liability company, and [•] (“Employee”).

Recitals

1.	The Company is a wholly owned subsidiary of Paringa Resources Limited, an Australian company listed on the Australian stock exchange (the “Parent Company”).

2.	The Company desires to employ Employee as its [position] to oversee certain operations of the Company as described in Section 3 of this Agreement.

3.	Employee desires to accept employment by the Company on the terms of this Agreement.

Now, therefore, the parties, intending to be legally bound, agree as follows:

1.             Employment. The Company agrees to employ Employee, and Employee accepts employment by the Company, each upon the terms and conditions set forth in this Agreement.

2.             Term. The term of this Agreement shall commence on [•] and shall continue until terminated as provided herein (the “Term”).

3.             Duties.

(a)          Employee will be employed as [position] of the Company, and will work under the direction of the Company’s Board of Managers (the “Board of Managers”). Employee will have the duties inherent in such position as well as those duties assigned or directed by the Board of Managers from time to time. A summary of those duties are attached as Exhibit A.

(b)          Employee agrees to use his best efforts for the Company’s benefit and, throughout the Term, agrees to devote his full time, attention, and energies to the Company’s business.

(c)          Employee may not undertake other employment while employed by the Company, but Employee may undertake personal investing so long as those activities do not interfere with his performance of services under this Agreement.

(d)           Employee will be based in [state]. Employee will also be expected to travel extensively (domestic and overseas) as required.

4.             Compensation.

(a)          Salary. Employee will be entitled to an annual salary in an amount equal to [•] (the “Base Salary”), payable in regular installments in accordance with the Company’s standard payroll practices and policies. At least annually, the Company will (a) review the Australian dollar foreign exchange rate and determine if any adjustments are warranted due to significant fluctuations given Employee’s previous compensation in Australian dollars, and (b) review and, if determined appropriate, adjust Employee’s Base Salary based on Employee’s performance and in accordance with the Company’s customary procedures and practices regarding the salaries of its senior executives.

(b)          Semi-Annual Bonus.  The Company will pay Employee a semi-annual bonus up to [•] for each Semi-Annual Period. This amount will be paid based upon whether key performance indicators are achieved, and will be paid in the Semi-Annual Period after the Semi-Annual Period in which the key performance indicators are achieved. Key performance indicators and bonus payment amounts will be set by the Company no later than 90 days after the beginning of each Semi-Annual Period.  For the purposes of the Agreement, “Semi-Annual Period” means each six calendar month period beginning on January 1 or July 1.

(c)          Benefits. During the Term, Employee is entitled to receive those standard employee benefits offered by the Company to its executive and key management employees from time to time. Current benefits include life insurance and medical insurance.

5.             Reimbursement of Expenses. Employee will be entitled to reimbursement of reasonable, pre-approved business expenses, including relocation expenses, according to the Company’s expense reimbursement policy. Employee will be required to provide reasonable documentation of expenses. Any reimbursements to Employee that may create taxable income for him must be submitted for reimbursement as soon as practicable and will be paid in no event later than the last day of Employee’s taxable year after the year in which the expense is incurred.

6.             Vacation. Employee will be entitled to [•] days of vacation during each calendar year, which will be prorated for any partial year that Employee is employed. Unused vacation time will not accumulate and may not be rolled over into a subsequent year.

7.             Facilities. The Company will provide Employee with an office, computer, and/or such other facilities, equipment, supplies, and services as are reasonably suitable to his position and adequate for the performance of his duties.

8.             Confidential Information.

(a)          Employee acknowledges that, as a consequence of his employment by the Company, trade secrets and information of a proprietary or confidential nature relating to the business of the Company, the Company’s affiliates, and their respective customers and suppliers (collectively, “Protected Parties”) have been and will be disclosed to and developed by him, including, without limitation, information about trade secrets, know-how, discoveries, concepts, ideas, market studies, business plans, products, services, costs, processes, techniques, protocols, plans for future development, market analyses, product uses, projects and plans, customer lists, information regarding Protected Parties’ financial status, customers, profits, profit margins, project costs, pricing information, and any other information that may not be known generally or publicly outside of the Protected Parties (collectively, “Confidential Information”).

(b)          Employee acknowledges that such Confidential Information is generally not known in the trade, and is of considerable importance to the Protected Parties and agrees that his relationship to Protected Parties with respect to such information will be fiduciary in nature. It is expressly agreed between the Company and Employee that he will hold in confidence and not disclose or make use of any such Confidential Information, either while employed by the Company or at any time thereafter, except as required in the course of his employment by the Company, or as authorized in writing by the Company.

(c)          Confidential Information does not include information that was generally available to the public prior to the receipt thereof by Employee, or that, other than as a result of an act or omission of Employee or any other person in violation of an agreement with the Company or any of its affiliates, subsequently becomes generally available to the public. Employee further acknowledges, understands and agrees that the Company and its affiliates have incurred substantial costs and expense and have expended substantial time in order to develop and compile the Confidential Information.

(d)          Upon termination of his employment, Employee must return to the Company any items that contain or constitute Confidential Information; all such items are and will remain the property of the Company.

9.             No Disparagement. Employee agrees that Employee will not at any time disparage Protected Parties, or any of their shareholders, members, directors, managers, officers, employees, or agents.

10.          Employee’s Representations.  Employee represents to the Company that Employee’s employment by the Company will not cause Employee or the Company to breach any restrictive covenants binding Employee, and Employee is not a party to any contract restricting his ability to be employed by the Company or to provide services for and on behalf of companies engaged in the business activities of the Protected Parties.

11.          Termination.

(a)          Events of Termination. Notwithstanding any other provision of this Agreement to the contrary, at the sole discretion of the Company, Employee’s employment with the Company will terminate immediately upon the first of the following events to occur: (i) Employee’s death; (ii) Employee’s Disability (as defined below); (iii) the dissolution or cessation of the Company’s business; (iv) Employee’s termination by the Company for Cause; or (v) Employee’s retirement or termination of his own employment for any reason.

(b)          Notice of Termination. Any termination of Employee’s employment by the Company pursuant to this Agreement will be communicated by written notice to Employee and effective upon delivery thereof. The notice will indicate the specific termination provision in this Agreement relied upon and will set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Employee’s employment under the provision so indicated.

(c)          Compensation Upon Termination.

(i)          If Employee experiences an Involuntary Separation from Service (as defined below) without Cause, he will be entitled to payment of his salary and the continued provision of benefits (to the extent the Company is permitted by the terms of such benefits to provide them to former employees) for a period equal to [•] months, on the Company’s normal payroll schedule, and Employee will be entitled to no additional compensation or benefits. Employee’s right to payment under this Section 11(c) is specifically conditioned upon his execution of a general release of Protected Parties in a form reasonably satisfactory to the Company. The release must be executed and delivered by Employee to the Company on the date set by the Company, which may be no later than 60 days following Employee’s date of Separation from Service, and the release will be delivered to Employee at least 21 days before the deadline set for its return. Payments will begin after Employee executes the release, will be made on the Company’s normal payroll schedule during the applicable period, and will terminate if Employee violates any restrictive covenants in Sections 8 or 9 of this Agreement. If Employee does not return the signed release by the date set by the Company, he will forfeit all rights to payment under this Section 11(c). Any severance pay that is delayed due to the release requirement will be paid immediately following receipt of the release and no later than 60 days after termination, provided that if such 60-day period spans two calendar years, the payment will be made in the second calendar year. Installment payments of severance pay shall be treated as a series of separate payments.

Notwithstanding anything herein to the contrary, if the Company or a member of its controlled group (as defined in Internal Revenue Code Sections 414(b) or (c)) has any stock that is traded on a public securities market, and Employee is a “specified employee” within the meaning of Treasury Regulation Section 1.409A-1(i) (or any successor thereto) upon his Separation from Service, any amount that becomes payable by termination of employment and that is not exempt from the Internal Revenue Code Section 409A definition of “deferred compensation” as separation pay, a short-term deferral, or otherwise shall not begin to be paid until six months after Employee’s Separation from Service. The Company shall determine, consistent with any guidance issued under Internal Revenue Code Section 409A, the portion of payments under this Agreement that are required to be delayed, if any.

(ii) If Employee’s employment terminates for any reason other than Involuntary Separation from Service without Cause (including by reason of Employee’s retirement or termination of his own employment for any reason), then Employee will be entitled to his compensation and benefits through the date of termination, and he will be entitled to no additional compensation or benefits.

(d)          Definitions. For purposes of this Agreement:

(i)          “Cause” means any of the following: (A) the willful or negligent failure by Employee to perform his duties under this Agreement after demand for performance has been made by the Company; (B) breach of fiduciary duty involving personal benefit; (C) breach by Employee of any of the restrictive covenants set forth in Section 8 or 9 above; (D) indictment, arraignment, or the filing of a criminal complaint against Employee for any misdemeanor involving dishonesty or moral turpitude or any felony; (E) any conduct that, in the good-faith opinion of the Company, is injurious to the Company, its business, or its reputation; (F) breach by Employee of his representations, covenants, or other agreements in this Agreement; (G) acting in such a manner that could be seen as acting in conflict with the Company’s best interests; or (H) any material violation by Employee of the Company’s policies or procedures or any laws, rules or regulations applicable to the Company. For purposes of this definition, no act, or failure to act, on Employee’s part shall be considered “willful” unless done, or omitted to be done, by Employee not in good faith and without reasonable belief that Employee’s action or omission was in the best interests of the Company.

(ii)          “Disability” means Employee’s inability (as determined by a physician appointed by the Company) due to accident or physical or mental illness, to adequately and fully perform the duties that Employee was performing for the Company when the disability began, with the reasonable expectation that such inability will continue for at least 90 days or will persist for an aggregate of 90 days during any 12-month period. If at any time during the Term of this Agreement the physician appointed by the Company makes a determination with respect to Employee’s Disability, that determination will be final, conclusive, and binding upon the Company, Employee, and their successors in interest.

(iii)          “Involuntary Separation from Service” means a Separation from Service due to the independent exercise of the unilateral authority of the Company to terminate Employee’s services, other than due to Employee’s implicit or explicit request, where Employee was willing and able to continue performing services.

(iv)          “Separation from Service” means the date Employee and the Company reasonably anticipate that (i) Employee will not perform any further services for the Company or any other entity considered a single employer with the Company under Section 414(b) or (c) of the Internal Revenue Code (the “Employer Group”), or (ii) the level of bona fide services Employee will perform for the Employer Group after that date will permanently decrease to no more than 20% of the average level of bona fide services performed over the previous 36 months (or, if shorter, over the duration of service). For this purpose, service performed as an employee or as an independent contractor is counted, except that service as a member of the board of directors or board of managers of an Employer Group entity is not counted unless termination benefits under this Agreement are aggregated with benefits under any other Employer Group plan or agreement in which Employee also participates as a director. Employee will not be treated as having a termination of his employment while he is on military leave, sick leave or other bona fide leave of absence if the leave does not exceed six months or, if longer, the period during which Employee has a reemployment right under statute or contract. If a bona fide leave of absence extends beyond six months, Employee’s employment will be considered to terminate on the first day after the end of such six month period, or on the day after Employee’s statutory or contractual reemployment right lapses, if later. The Company will determine when Employee’s date of Separation from Service occurs based on all relevant facts and circumstances, in accordance with Treasury Regulation Section 1.409A-1(h).

12.          Miscellaneous.

(a)          Entire Agreement. This Agreement embodies the entire agreement and understanding between the Company and Employee relating to Employee’s employment relationship with the Company and supersedes all prior negotiations, understandings and agreements relating to the subject matter of this Agreement. Employee has no right to any compensation from the Company except as specifically stated in this Agreement. The provisions of Sections 8 through 12 will survive any termination of Employee’s employment or termination of this Agreement.

(b)          Assignment. This Agreement provides for Employee’s rendering of specific services by Employee individually, and Employee may not assign any of his rights or duties under this Agreement without the prior written consent of the Company. The Company may freely assign this Agreement to any of its affiliates or to any successor to the Company or its affiliates.

(c)          Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Kentucky, without regard to its conflicts of law principles.

(d)          Headings. The headings contained in this Agreement are for convenience only and may not in any manner be construed as a part of this Agreement.

(e)          Amendments. This Agreement may be amended only by a written instrument duly signed by both the Company and Employee evidencing such amendment.

(f)          Notices. Any notice or consent required or permitted under this Agreement will be deemed to have been given when hand-delivered, mailed by registered or certified mail, postage prepaid, and return-receipt requested, by national recognized overnight delivery services, by fax, or by electronic mail with evidence of receipt to the intended recipient at the addresses set forth in this Agreement or at such other address as either party may notify the other.

(g)          Non-Waiver. A delay or failure by either party to exercise a right under this Agreement, or a partial or single exercise of that right, does not constitute a waiver of that or any other right.

(h)          Enforcement; Jurisdiction.

(i)          Employee acknowledges and agrees that, in the event of a breach or threatened breach by Employee of any of the provisions of this Agreement, including Section 8 or 9, the Company would suffer significant damages that are difficult to quantify and that the Company is therefore entitled to obtain a temporary restraining order and temporary and permanent injunctive relief without the necessity of proving actual damages by reason of such breach or threatened breach, and to the extent permissible under the applicable statutes and rules of procedure, a temporary injunction or restraining order may be granted immediately upon the commencement of any such suit and without notice. Nothing in this Agreement should be construed as prohibiting the Company from pursuing any other remedy or remedies, including without limitation, the recovery of damages. Employee further covenants and agrees to indemnify and hold the Company harmless from and against all costs and expenses, including legal or other professional fees and expenses incurred by the Company in connection with or arising out of any proceeding instituted by the Company against Employee to enforce the terms and provisions of this Agreement if the Company is successful in whole or in part in such proceeding.  If any provision of this Agreement is declared void or unenforceable by a court of competent jurisdiction, the remaining provisions will remain in full force and effect. If any one or more of the provisions of this Agreement is for any reason held to be excessively broad as to time, duration, geographical scope, activity, or subject, each such provision shall be construed, by limiting and reducing it, so as to be enforceable to the extent compatible with applicable law then in force.

(ii)          The parties agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, must be brought in the United States District Court for the Western District of Kentucky or in the courts of the Commonwealth of Kentucky located in Jefferson County, Kentucky, so long as one of such courts has subject matter jurisdiction over such suit, action or proceeding. Any cause of action arising out of this Agreement is deemed to have arisen from a transaction of business in the Commonwealth of Kentucky. Each of the parties irrevocably consents to the personal jurisdiction of such courts (and the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient form. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

(j)           Intent to Comply. The Company and Employee agree and confirm that this Agreement is intended by both parties to provide for compensation that is exempt from Internal Revenue Code Section 409A as separation pay (up to the Internal Revenue Code Section 409A limit) or as a short-term deferral, and to be compliant with Internal Revenue Code Section 409A with respect to additional compensation that is paid in a year after the year with respect to which the compensation was earned. This Agreement shall be interpreted, construed, and administered in accordance with this agreed intent, provided that the Company does not promise or warrant any tax treatment of compensation hereunder. Employee is responsible for obtaining advice regarding all questions to federal, state, or local income, estate, payroll, or other tax consequences arising under this Agreement. This Agreement shall not be amended or terminated in a manner that would accelerate or delay payments of such compensation except as permitted under Treasury Regulations under Internal Revenue Code Section 409A.

(k)          Tax Withholding. The Company will deduct from Employee’s compensation all tax withholdings required by law with respect to compensation paid to Employee under this Agreement, the Option Plan or the Rights Plan. In the case of non-cash compensation, Employee must make arrangements satisfactory to Company to pay any outstanding withholding obligations. Furthermore, the Company, in its complete discretion, has the right to withhold from any payment of any kind (except for payments that are “deferred compensation” within the meaning of Internal Revenue Code Section 409A) otherwise due from the Company to Employee an amount equal to such taxes required to be withheld by the Company.

In witness whereof, the parties have signed this Agreement effective as of the date first set forth above.

Hartshorne Mining Group, LLC

[Name]
[Title]

Address:

[Employee]

Address:

Signature Page to Employment Agreement

Exhibit A

The [position] is responsible for [description], and without derogating from the generality of the foregoing, shall be responsible for the following:

[Description]